Filed Pursuant to Rule 424(b)(3)
Registration No. 333-288565

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED FEBRUARY 12, 2026

TO THE PROSPECTUS DATED FEBRUARY 4, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated February 4, 2026 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2026;

•	to disclose the calculation of our January 31, 2026 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our public offering; and

•	to disclose certain updates to the Prospectus.

March 1, 2026 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of March 1, 2026 (and repurchases as of February 28, 2026) is as follows:

Transaction Price (per share)
Class D	$10.53
Class I	$10.58
Class S	$11.40
Class T	$11.40

As of January 31, 2026, we had no outstanding Class T shares or Class S shares. As a result, the transaction price for our Class T shares and Class S shares is equal to the NAV per share for our Class E shares as of January 31, 2026. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2026 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the aggregate NAV of our common stock, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of January 31, 2026 ($ and shares/units in thousands):

Components of NAV	January 31, 2026
Investments in real estate	$1,326,910
Investments in real estate debt	304,563
Investments in real estate-related and other securities	15,260
Cash and cash equivalents	38,839
Restricted cash	4,711
Other assets	8,426
Debt obligations	(691,354)
Other liabilities	(36,720)
Accrued performance participation allocation	(1,365)
Stockholder servicing fees payable the following month(1)	(72)
Non-controlling interests in joint ventures	(17,411)
Mandatorily redeemable instruments(2)	(43,880)
Net Asset Value	$907,907
Number of outstanding shares/units	80,850

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. The stockholder servicing fee on Class D shares was waived as of January 31, 2026, and the NAV attributable to current holders of Class D shares will not be included in the computation of stockholder servicing fees charged on Class D shares in perpetuity. As of January 31, 2026, we had accrued under GAAP stockholder servicing fees of $6.5 million.

(2)

Represents Class E units in the Operating Partnership (the “Mandatorily Redeemable Instruments”) held by the Adviser that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem such units once sufficient availability exists under the share repurchase agreements. Therefore, the Mandatorily Redeemable Instruments held by the Adviser are classified as a liability pursuant to Topic 480 — Distinguishing Liabilities from Equity and are initially presented at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the Mandatorily Redeemable Instruments are carried at their cash redemption value as if the units were repurchased or redeemable at the reporting date, which equals NAV per Class E unit of $11.40. As of January 31, 2026, there were approximately 3.8 million Class E units included in Mandatorily Redeemable Instruments.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Class X Shares	Class Y Shares	Operating Partnership Units(1)	Total
Net asset value	$10,619	$149,373	$—	$—	$648,055	$—	$99,608	$252	$907,907
Number of outstanding shares/units	1,008	14,115	—	—	56,825	—	8,880	22	80,850
NAV per share/unit	$10.53	$10.58	$—	$—	$11.40	$—	$11.22	$11.40

(1)	Class E units held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2026 valuations, based on property types. Once we own more than one single-family rental and more than one retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.33%	5.89%
Industrial	8.00%	6.42%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	2.01%	1.92%
(weighted average)	0.25% increase	(1.83)%	(1.89)%
Exit Capitalization Rate	0.25% decrease	2.49%	2.66%
(weighted average)	0.25% increase	(2.24)%	(2.51)%

Status of Our Current Public Offering

On February 4, 2026, we commenced our second public offering, pursuant to which we are currently offering on a continuous basis up to $4.8 billion in shares of our common stock, consisting of up to $3.8 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Updates to the Prospectus

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real estate as of January 31, 2026 presented on page 2 of this Supplement under the section “January 31, 2026 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.